Exhibit 3.1
CERTIFICATE OF AMENDMENT
TO
SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
INNOVATE CORP.

    INNOVATE Corp. (the “Corporation”), a corporation organized and existing under the Delaware General Corporation Law (the “DGCL”), by its duly authorized officer, does hereby certify that:

1.The name of the Corporation is INNOVATE Corp.

2.The amendments set forth herein have been duly adopted by the board of directors and stockholders of the Corporation in accordance with Section 242 of the DGCL.

3.Clause (a) of Article FOURTH of the Corporation’s Second Amended and Restated Certificate of Incorporation is hereby amended and restated to read in its entirety as follows:

“(a) Authorized Capital Stock. The total number of shares of stock which the Corporation shall have authority to issue is 270,000,000 shares of capital stock, consisting of (i) 250,000,000 shares of common stock, par value $0.001 per share (the “Common Stock”), and (ii) 20,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”).

Effective at 5:00 p.m., Eastern time, on the date of filing this Certificate of Amendment to the Certificate of Incorporation (the “Effective Time”), a one-for-10 reverse stock split of the Corporation’s Common Stock shall become effective (the “Reverse Stock Split”), pursuant to which each ten shares of Common Stock issued and held of record by each stockholder of the Corporation, or held by the Corporation in treasury stock, immediately prior to the Effective Time (“Old Common Stock”) shall be reclassified and combined into one validly issued, fully-paid and nonassessable share of Common Stock automatically and without any action by the holder thereof upon the Effective Time and shall represent one share of Common Stock from and after the Effective Time (“New Common Stock”). The par value of the New Common Stock following the Reverse Stock Split shall remain at $0.001 per share.

To the extent that any stockholder would have otherwise been deemed to own a fractional share of New Common Stock after the Effective Time as a result of the Reverse Stock Split, such fractional share resulting from the Reverse Stock Split shall instead be rounded up to the nearest whole share. Each holder of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Old Common Stock (each, an “Old Certificate”) will be entitled to receive, upon surrender of such Old Certificate(s) to the Company for cancellation, a certificate or certificates (each, a “New Certificate”) representing the number of whole shares (rounded up to the nearest whole share) of the New Common Stock into which and for which the shares of the Old Common Stock formerly represented by
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such Old Certificate(s) so surrendered are reclassified under the terms hereof. From and after the Effective Time, Old Certificates shall represent only the right to receive New Certificates pursuant to the provisions hereof. If the same stockholder has more than one Old Certificate, or more than one account for shares held in book entry form, or holds Old Common Stock in both certificate form and book entry form, the number of full shares of New Common Stock for which the stockholder shall be entitled shall be computed on the basis of the aggregate number of shares represented by the Old Common Stock so surrendered and otherwise held for the account of such stockholder.”

    IN WITNESS WHEREOF, this Certificate of Amendment to Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on this 8th day of August, 2024.

INNOVATE CORP.

By:	/s/ Michael J. Sena
Name:	Michael J. Sena
Title:	Chief Financial Officer

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